Exhibit 12
MSW ENERGY HOLDINGS LLC AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited, in thousands of dollars)

	For the Period	For the Period	For the
	from	from	Nine
	June 25	January 1	Months
	through	through	Ended
	September 30,	June 24,	September 30,
	2005	2005	2004
EARNINGS:
Pre-tax income (loss) from continuing operations for minority interest in consolidated subsidiary	$34,967	$(2,901)	$38,139
Less earnings attributable to Ref-Fuel prior to consolidation	—	—	(6,545)

	$34,967	$(2,901)	$31,594
Add (deduct):
Fixed charges	17,280	31,517	34,587
Distributed earnings of Covanta Ref-Fuel Holdings prior to consolidation	—	—	31,374

Earnings, as adjusted	$52,247	$28,616	$97,555

FIXED CHARGES:
Interest expense	$17,280	$31,517	$34,587

Fixed charges	$17,280	$31,517	$34,587

RATIO OF EARNINGS TO FIXED CHARGES:	3.02x	0.91x	2.82x